Exhibit 7.1

Williams & Webster, P.S.
Certified Public Accountants & Business Consultants

January 17, 2006

To the Board of Directors
Envirokare Tech, Inc.

After discussions with the board and officers of Envirokare Tech, Inc. concerning the issues raised in the comment letter from the Securities and Exchange Commission dated December 2, 2005 and January 4, 2006, we believe that the Company's prior financial statements contain certain errors and material departures which will have to be corrected.

We therefore withdraw our audit report on the Company's financial statements for the years ended December 31, 2004, 2003, 2002, and 2001 respectively filed with the respective Forms 10-KSB and 2004 Form 10-KSB (April 15, 2005 and Form 10-KSB/A on April 22, 2005).

In conjunction with this withdrawal, the Company must file a Form 8-K within two days of receipt of this letter in accordance with Item 4.02.

/s/ Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
 Spokane, WA